File Number:              58414-10-Letters

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

October 8, 2008

VIA OVERNIGHT COURIER AND
FILED BY EDGAR
MAIL STOP: 7010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010

Attention:        Mr. H. Roger Schwall, Assistant Director

Dear Sirs:

Re:

Ruby Creek Resources, Inc. (the "Company")
Registration Statement on Form S-4 filed August 20, 2008
SEC File No. 333-153105

           We write on behalf of the Company as their general and corporate counsel in response to the letter of September 8, 2008 from the Securities and Exchange Commission (the "Commission") commenting on the Registration Statement on Form S-4 (the "Registration Statement") filed August 20, 2008 with the Commission by the Company (the "Comment Letter").

           On behalf of the Company we confirm that we have now filed with the Commission, via the EDGAR system, Amendment No. 1 to the Registration Statement on Form S-4 (the "Amended Registration Statement") which updates the Registration Statement pursuant to the comments set out in the Comment Letter.

           On behalf of the Company we enclose with this letter two copies of the Amended Registration Statement, plus two copies that have been redlined to show the changes from the Company's most recent Registration Statement filing.

           On behalf of the Company we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined have the same meanings given such terms in the amended Registration Statement.

General

Comment:

1.        Confirm that under your contemplated continuation structure, the successor Nevada company will not be in existence until after shareholder approval is received for the continuation. If so, please provide a representation that, as required under Rule 414(d) of the Securities Act of 1933, the successor Nevada corporation will file an amendment to the Form S-4 adopting the registration statement as soon as practicable.

Response:

We confirm, on behalf of the Company, that under the Company's contemplated continuation structure, the successor Nevada company will not be in existence until after shareholder approval is received for the continuation. We further confirm that enclosed herewith is a representation by the Company under Rule 414(d) of the Securities Act of 1933 that the successor Nevada corporation will file an amendment to the S-4 adopting the registration statement as soon as practicable.

Summary, page 1

Comment:

2.        Please explicitly disclose what would happen if only one of the two proposals were to be approved.

Response:

We confirm, on behalf of the Company, that the Company has provided disclosure (i) to indicate that if the Company's shareholders approve the proposed Continuation but do not approve the proposed Change in Authorized Share Capital, the Company will not be able to complete the Continuation to Nevada and (ii) to indicate that if the Company's shareholders approve the proposed Change in Authorized Share Capital but do not approve the proposed Continuation, the Company plans to complete the Change in Authorized Share Capital.

Certain United States Federal Tax Consequences, page 21

Comment:

3.        It appears that the potential tax consequences may be material to stockholders. In that regard, it is unclear that you can to provide this disclosure in the absence of an opinion from tax counsel. We may have additional comments if you file an opinion of tax counsel.

Response:

We confirm, on behalf of the Company, that the Company has revised its disclosure regarding United States federal tax considerations and has obtained an opinion with respect to United States federal tax considerations from U.S. tax counsel, Davis Wright Tremaine LLP, which opinion is included as an exhibit to the Amended Registration Statement.

We further confirm, on behalf of the Company, that the Company has obtained an opinion with respect to Canadian tax consequences from Lang Michener LLP, which opinion is included as an exhibit to the Amended Registration Statement.

Comment:

4.        Remove all inappropriate disclaimers included in the introduction to this section, including that the information is "for general information only," that would indicate that stockholders are unable to rely on the disclosure you provide. Also, you may suggest that the reader may want to consult counsel, but it is inappropriate to state that it "should" do so. Make parallel changes to the disclosure that appears at page 23 (Canadian tax consequences) and in the summary section.

Response:

We confirm, on behalf of the Company, that the Company has removed the inappropriate disclaimers included in the introduction to this section, including that the information is "for general information only". In addition, we confirm, on behalf of the Company, that the Company has revised its disclosure to indicate that the reader may want to consult counsel rather than that the reader "should" do so. We further confirm, on behalf of the Company, that the Company has made parallel changes to the disclosure in the discussion of Canadian tax consequences and in the summary section.

Legal Opinion of Lang Michener LLP

5.        Because counsel must render an opinion that results from its determination regarding the shares having been legally issued, fully paid and non-assessable under the laws of British Columbia, it may not assume these matters. Please obtain and file a new opinion that does not include inappropriate assumptions in that regard.

Response:

We confirm, on behalf of the Company, that the Company has obtained an opinion of counsel from that does not assume that the Company's shares have been legally issued and are fully paid and non-assessable under the laws of British Columbia. We further confirm, on behalf of the Company, that such new opinion has been filed as an exhibit to the Amended Registration Statement.

           If you require further information or have any questions, please contact the undersigned at (604) 691-7445.

Yours very truly,

"Thomas J. Deutsch"

Thomas J. Deutsch
for Lang Michener LLP

TJD/iag
Enclosures

cc.             John Madison, Attorney, Division of Corporation Finance (via fax: 202-772-9368)

cc.             Ruby Creek Resources, Inc.
                 Attention: Brian Roberts